Exhibit 99.5

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Turquoise Hill Resources Ltd.

We consent to the use of our reports, each dated March 8, 2021, with respect to the consolidated financial statements as at and for the year ended December 31, 2020 and the effectiveness of internal control over financial reporting as of December 31, 2020 included in this Annual Report on Form 40-F/A.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

November 17, 2021

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